UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

74765E 10 9

(CUSIP Number)

Quantum Fuel Systems Technologies Worldwide, Inc.

17872 Cartwright Road, Irvine, CA 92614

Phone: (949) 399-4500

Attention: W. Brian Olson

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Douglass C. Goad
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With

  7.    Sole Voting Power

                2,189,909

500,000 of such shares are subject to forward stock purchase agreements and pledge agreements

  8.    Shared Voting Power

                None

  9.    Sole Dispositive Power

                2,189,909

500,000 of such shares are subject to forward stock purchase agreements and pledge agreements

10.    Shared Dispositive Power

                None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,189,909 shares of common stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 4.2%*
14.	Type of Reporting Person IN

*	The calculation of the foregoing percentage is based on 52,747,626 shares of Quantum Fuel Systems Technologies Worldwide, Inc. common stock outstanding as of June 20, 2005.

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This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission with respect to Quantum Fuel Systems Technologies Worldwide, Inc. (“Quantum”) on March 31, 2005, as amended by Amendment No. 1 filed on May 3, 2005 (the “Schedule 13D”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 5. Interest in Securities of the Issuer

(a)(b) Ownership of Shares:

The following information with respect to the ownership of the shares by the reporting person is provided as of the date of this Statement.

Amount beneficially owned: 2,189,909 shares (500,000 of such shares are subject to Purchase Agreements and Pledge Agreements)

Percent of class: 4.2% (based on 52,747,626 shares of Quantum Common Stock outstanding as of June 20, 2005).

Number of shares as to which the reporting person has:

(i)	Sole power to vote or to direct the vote: 2,189,909 shares (500,000 of such shares are subject to Purchase Agreements and Pledge Agreements)

(ii)	Shared power to vote or to direct the vote: None.

(iii)	Sole power to dispose or to direct the disposition of: 2,189,909 shares (500,000 of such shares are subject to Purchase Agreements and Pledge Agreements)

(iv)	Shared power to dispose or to direct the disposition of: None.

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(c) During the last 60 days, Mr. Goad has effected the following transactions in Quantum Common Stock:

Item 5c(c) of the Schedule 13D is hereby supplemented by adding the following:

On July 6, 2005, Mr. Goad sold, in accordance with Rule 144, a total of 90,800 shares of Quantum common stock for an average price per share of $4.52. On July 7, 2005, Mr. Goad sold, in accordance with Rule 144, a total of 10,000 shares of Quantum common stock for an average price per share of $4.38. On July 8, 2005, Mr. Goad sold, in accordance with Rule 144, a total of 136,915 shares of Quantum common stock for an average price per share of $4.28. On July 11, 2005, Mr. Goad sold, in accordance with Rule 144, a total of 128,808 shares of Quantum common stock for an average price per share of $4.38. On July 12, 2005, Mr. Goad sold, in accordance with Rule 144, a total of 21,796 shares of Quantum common stock for an average price per share of $4.40. On July 13, 2005, Mr. Goad sold, in accordance with Rule 144, a total of 42,100 shares of Quantum common stock for an average price per share of $4.37. On July 14, 2005, Mr. Goad sold, in accordance with Rule 144, a total of 28,953 shares of Quantum common stock for an average price per share of $4.37. On July 15, 2005, Mr. Goad sold, in accordance with Rule 144, a total of 40,628 shares of Quantum common stock for an average price per share of $4.28.

(d) Any other person known to have the right to receive or the power to direct dividends:

Under each Pledge Agreement, the Collateral Agent is entitled to receive and retain as collateral, for the benefit of UBS, all dividends and other payments and distributions that are received with respect to the applicable Forward Shares. Under each Purchase Agreement, UBS is entitled to receive payments from Mr. Goad equal to the amount of dividends received by Mr. Goad with respect to the applicable Forward Shares.

(e) July 8, 2005

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 28, 2005

By:	/s/ Douglass C. Goad
Douglass C. Goad

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